Exhibit 99.2

HOLLINGER INC.

MATERIAL CHANGE REPORT

Form 27 — Securities Act (Ontario)
Form 27 — Securities Act (British Columbia)
Form 27 — Securities Act (Alberta)
Form 25 — The Securities Act, 1988 (Saskatchewan)
Form 27 — Securities Act (Nova Scotia)
Form 26 — Securities Act (Newfoundland)

1.	Reporting Issuer

Hollinger Inc. (“Hollinger”) 10 Toronto Street Toronto, Ontario M5C 2B7

2.	Date of Material Change

April 29, 2003

3.	Press Release

Press release was issued on April 29, 2003.

4.	Summary of Material Change

Hollinger announced that it will complete the retraction of all shares recently submitted for retraction, being 504,989 Series II Preference Shares and 662,300 Series III Preference Shares, for 232,293 shares of Class A common stock of Hollinger International Inc. (“Hollinger International”) and approximately $6,000,000 cash in aggregate, respectively.

However, when shares are submitted for retraction after the April 29th press release or on their redemption date (April 30, 2004 in the case of the Series III Preference Shares), Hollinger will review its then liquidity position to determine whether further retractions or the redemptions can be completed. Hollinger will not complete retractions or redemptions if to do so would unduly impair its liquidity.

5.	Full Description of Material Change

After giving effect to the retractions set out above, there will continue to be outstanding 3,775,990 Series II Preference Shares (exchangeable for 1,736,955 shares of Class A common stock of Hollinger International) and 9,484,925 Series III Preference Shares.

On April 21, 2003, Hollinger made an offer to holders of its Series III Preference Shares to exchange them for Series IV Preference Shares on a share-for-share basis. The terms of the new Series IV Preference Shares will provide for redemption on April 30, 2008 at $10.00 cash per share (plus dividends) and an annual cumulative dividend, payable quarterly, of $0.80 per share (or 8%) during the five year term. Holders will have the right at any time to retract Series IV Preference Shares for a retraction price payable in cash which, during the first four years will be calculated using 95% of prices for Government of Canada Bonds having a comparable yield and term, and during the fifth year will be $9.50 per share (plus unpaid dividends in each case). The offer expires on May 27, 2003 and is conditional upon acceptance by holders of not less than 5,000,000 Series III Preference Shares.

The offer will enable holders of Series III Preference Shares to increase their dividend yield immediately and extend the term of their investment at the 8% dividend rate for a further four years. A circular containing further details regarding the offer was mailed to shareholders on April 21, 2003.

As stated above, when shares are subsequently submitted for retraction or on their redemption date (April 30, 2004 in the case of the Series III Preference Shares and April 30, 2008 in the case of the Series IV Preference Shares), Hollinger will review its then liquidity position to determine whether further retractions or the redemptions can be completed. Hollinger will not complete retractions or redemptions if to do so would unduly impair its liquidity. In such event the retractions and redemptions would be completed subsequently as soon as Hollinger’s liquidity position permits, in order determined by their retraction date or redemption date, as applicable. Holders would not become creditors of Hollinger but would remain as shareholders until such time as the retractions or redemptions are completed. Hollinger’s ability to make payments on future retractions and redemptions of shares is uncertain due to the fact that liquidity of its assets is limited at present given that substantially all of its shares of Hollinger International Inc., being its principal asset, were provided as security for Hollinger’s recently issued senior secured notes.

6.	Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Senior Officers

For further information please contact Peter Y. Atkinson, Executive Vice-President at (416) 363-8721.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 9th day of May, 2003.

“Peter Y. Atkinson”

Peter Y. Atkinson
Executive Vice-President
Hollinger Inc.